EXHIBIT 99.2

CHINA LODGING GROUP, LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on May 21, 2018
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of China Lodging Group, Limited (the “Company”) will be held at No. 2266 Hongqiao Road, Changning District, Shanghai, People’s Republic of China on May 21, 2018 at 2:00 p.m., local time, and at any adjourned meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following resolutions:

SPECIAL RESOLUTION:

1.	RESOLVED AS A SPECIAL RESOLUTION THAT subject to the approval of the Registrar of Companies in the Cayman Islands, the change of name of the Company from “China Lodging Group, Limited” to “Huazhu Group Limited” be and is hereby approved;

ORDINARY RESOLUTIONS:

2.	RESOLVED AS AN ORDINARY RESOLUTION THAT the appointment of Ms. Xiaofan Wang as a director of the Company be and is hereby ratified, confirmed and approved;

3.	RESOLVED AS AN ORDINARY RESOLUTION THAT(i) the Amended and Restated 2009 Share Incentive Plan of the Company be and is hereby extended for a further term of ten (10) years from the tenth anniversary of the effective date thereof, and (ii) to give effect to the above extension, the Amended and Restated 2009 Share Incentive Plan of the Company be and is hereby amended by (a) deleting in its entirety the first sentence of Section 13 of the Amended and Restated 2009 Share Incentive Plan of the Company, and replacing it with the following new sentence “No Award shall be granted under this 2009 Plan after the twentieth (20th) anniversary of the effective date as determined in Section 12 hereof”; and (b) subject to the passing of the special resolution for the change of name of the Company above, all references in the Amended and Restated 2009 Share Incentive Plan of the Company to “China Lodging Group, Limited” be deleted and replaced with references to “Huazhu Group Limited”;

4.	RESOLVED AS AN ORDINARY RESOLUTION THAT the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP. as auditor of the Company at a fee to be agreed by the Board be and is hereby approved and confirmed, and where necessary ratified;

5.	RESOLVED AS AN ORDINARY RESOLUTION THAT each director or officer of the Company or Conyers Trust Company (Cayman) Limited be and is hereby authorized to take any and every action, including making all such filings with the Registrar of Companies in the Cayman Islands, that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.”

The shareholders will also receive and consider the Company’s annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”) containing the complete audited financial statements and the report of the auditors for the year ended December 31, 2017, and the report of directors, at the AGM.

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The Board of Directors of the Company has fixed the close of business on April 20, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.

For a copy of the Company’s 2017 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2017, and the report of the directors, please visit the Investor Relations Section of the Company’s website at http://ir.huazhu.com/. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2017 Annual Report free of charge.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,
/s/ Qi Ji
Qi Ji
Executive Chairman

Shanghai, April 19, 2018

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